UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   BEGUN               MICHELLE A.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   03/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   FORMER V.P. HUMAN RESOURCES
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  03/23/99    S        7,891         D  $15.7500                    D  Direct
Common Stock                                  03/24/99    M        8,750         A  $8.0000                     D  Direct
Common Stock                                  03/24/99    M        5,000         A  $8.0000                     D  Direct
Common Stock                                  03/24/99    M        4,500         A  $4.0000                     D  Direct
Common Stock                                  03/24/99    S        18,250        D  $16.0685                    D  Direct
Common Stock                                  03/26/99    M        6,750         A  $7.6300                     D  Direct
Common Stock                                  03/26/99    M        10,500        A  $7.6300                     D  Direct
Common Stock                                  03/26/99    M        3,167         A  $10.6250                    D  Direct
Common Stock                                  03/26/99    M        3,749         A  $11.7500                    D  Direct
Common Stock                                  03/26/99    S        24,166        D  $16.1330                    D  Direct
Common Stock                                  03/29/99    M        2,416         A  $14.8750                    D  Direct
Common Stock                                  03/29/99    S        2,416         D  $17.6250                    D  Direct
Common Stock                                  03/29/99    M        1,000         A  $14.8750                    D  Direct
Common Stock                                  03/29/99    S        1,000         D  $17.6250                    D  Direct
Common Stock                                  03/29/99    M        3,000         A  $16.3750                    D  Direct
Common Stock                                  03/29/99    S        3,000         D  $17.6250     728            D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $4.0000         03/24/99       M                          4,500                         07/15/02
to buy)
Incentive Stock Option (right  $7.6300         03/26/99       M                          6,750            03/31/98     07/26/04
to buy)
Incentive Stock Option (right  $7.6300         03/26/99       M                          10,500           03/31/98     07/26/04
to buy)
Incentive Stock Option (right  $8.0000         03/24/99       M                          8,750                         06/30/03
to buy)
Incentive Stock Option (right  $8.0000         03/24/99       M                          5,000                         06/30/03
to buy)
Incentive Stock Option (right  $10.6250        03/26/99       M                          3,167            03/31/98     01/05/06
to buy)
Incentive Stock Option (right  $14.8750        03/29/99       M                          2,416                         07/17/06
to buy)
Non-Qualified Stock Option     $11.7500        03/26/99       M                          3,749            (1)          01/26/08
(right to buy)
Non-Qualified Stock Option     $14.8750        03/29/99       M                          1,000                         07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        03/29/99       M                          3,000            03/31/98 (2) 07/03/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Incentive Stock Option (right  03/24/99  Common Stock                   4,500         $17.6250    0             D   Direct
to buy)
Incentive Stock Option (right  03/26/99  Common Stock                   6,750         $17.6250                  D   Direct
to buy)
Incentive Stock Option (right  03/26/99  Common Stock                   10,500        $17.6250    0             D   Direct
to buy)
Incentive Stock Option (right  03/24/99  Common Stock                   8,750         $17.6250                  D   Direct
to buy)
Incentive Stock Option (right  03/24/99  Common Stock                   5,000         $17.6250    0             D   Direct
to buy)
Incentive Stock Option (right  03/26/99  Common Stock                   3,167         $17.6250    0             D   Direct
to buy)
Incentive Stock Option (right  03/29/99  Common Stock                   2,416                     0             D   Direct
to buy)
Non-Qualified Stock Option     03/26/99  Common Stock                   3,749         $17.6250    0             D   Direct
(right to buy)
Non-Qualified Stock Option     03/29/99  Common Stock                   1,000         $17.6250    0             D   Direct
(right to buy)
Non-Qualified Stock Option     03/29/99  Common Stock                   3,000         $17.6250    0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting on 1/26/98 and vests quarterly as to 2,812 shares through 10/26/98, 3,750 shares each through 10/26/99 and
10/26/2000, and 3,749 shares through 10/26/2001.
(2)
Option begins vesting 1/1/98 and is exercisable quarterly in 1998, 1999, and 2000.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ BEGUN               MICHELLE A.
DATE